Exhibit 12.1

SOUTHWESTERN ENERGY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

($ in millions)

	Year Ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
Earnings:
Add:
Income (loss) before income taxes	$995	$1,051	$(1,150)	$1,190	$1,449	$(3,981)
Fixed Charges	$107	$121	$147	$157	$157	$201
Amortization of capitalized interest	$10	$12	$15	$16	$19	$17
Deduct:
Interest capitalized	$(33)	$(46)	$(62)	$(63)	$(55)	$(155)
Noncontrolling interest	$—	$—	$—	$—	$—	$—

Earnings for computation	$1,079	$1,138	$(1,050)	$1,300	$1,570	$(3,918)

Fixed charges:
Gross interest expense	$57	$65	$93	$100	$101	$153
Amortization of debt issuance/discount	$2	$3	$4	$4	$4	$6
Portion of rents representative of interest	$48	$53	$50	$53	$52	$42

Total fixed charges	$107	$121	$147	$157	$157	$201

Preferred share dividends:
Preferred share dividends	$—	$—	$—	$—	$—	$79

Preferred share dividends up to a pre-tax income basis	$—	$—	$—	$—	$—	$128

Combined fixed charges & preferred share dividends	$107	$121	$147	$157	$157	$329

Ratio of earnings (loss) to fixed charges (1)	10.08	9.40	—	8.28	10.00	—

Ratio of earnings (loss) to combined fixed charges and preferred share dividends (2)	10.08	9.40	—	8.28	10.00	—

Earnings insufficient to cover fixed charges and preferred share dividends	N/A	N/A	$(1,197)	N/A	N/A	$(4,247)

(1)	During the nine months ended September 30, 2015 and the year-ended December 31, 2012, the Company recorded a non-cash full cost ceiling impairment of $4,373.7 and $1,939.7 million, respectively. Excluding the impairment, the ratio of earnings to fixed charges would be 2.27 and 6.05 for the nine months ended September 30, 2015 and the year-ended December 31, 2012, respectively.
(2)	During the nine months ended September 30, 2015, the Company recorded a non-cash full cost ceiling impairment of $4,373.7 million. Excluding the impairment, the ratio of earnings to fixed charges and preferred share dividends would be 1.39 for the nine months ended September 30, 2015. We had no outstanding shares of preferred stock with required dividend payments for years ended December 31, 2010, 2011, 2012, 2013, and 2014. Therefore, the ratios of earnings to combined fixed charges and preferred share dividends are identical to the ratios of earnings to fixed charges for each such period.